UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 1-14542

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Translation of registrant’s name into English)

Room B 7/Fl., No.132

Min-Sheng East Road, Sec. 3, Taipei, 105, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto as exhibit 99.1 is a press release issued by the registrant on March 21, 2012 announcing that the registrant has been awarded several new supply contracts in Singapore valued at approximately $87 million.

Exhibit 99.1	Press Release, dated March 21, 2012, announcing that the registrant has been awarded several new supply contracts in Singapore valued at approximately $87 million.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED By: /s/ Frank Tseng Name: Frank Tseng Title: Chief Financial Officer
Date: April 4, 2012

Exhibit 99.1	Press Release, dated March 21, 2012, announcing that the registrant has been awarded several new supply contracts in Singapore valued at approximately $87 million.